American Rebel Holdings, Inc.

5115 Maryland Way, Suite 303

Brentwood, Tennessee 37027

June 20, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Erin Purnell

Re:	American Rebel Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted June 3, 2025
File No. 333-286644

Ladies and Gentlemen:

By letter dated June 5, 2025, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided American Rebel Holdings, Inc. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 submitted on June 3, 2025. We are in receipt of your letter and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1 submitted June 3, 2025

Security Ownership of Certain Beneficial Owners and Management, page 21

1.	We note that the presentation in this table assumes the conversion of the Series A Preferred Stock into shares of Common Stock. Since each share of Series A Preferred Stock is entitled to cast 1,000 votes per share, but is convertible into 500 shares of Common Stock, your presentation does not appear to accurately reflect the current beneficial ownership of your voting securities. Please revise the disclosure in the table and where appropriate throughout the prospectus to reflect the beneficial ownership of your voting securities consistent with Item 403(a) of Regulation S-K. In addition, please revise your disclosure in the column titled “Percentage of Common Stock Outstanding” to reflect each of Messrs. Ross, Grau and Lambrecht’s voting percentages as individuals. You should continue to present all directors and officers as a group in the final row of the table.

Response: We have revised our disclosure on page 21 of the Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”) to reflect the current beneficial ownership of our voting securities. We note that our disclosure in the column titled “Percentage of Common Stock Outstanding” reflects each of Messrs. Ross, Grau and Lambrecht’s voting percentages as individuals.

Incorporation of Certain Information By Reference, page 35

2.	Please revise this section to incorporate by reference the amended annual report on Form 10-K/A filed April 30, 2025, the quarterly report on Form 10-Q filed May 15, 2025, and the current report on Form 8-K filed May 30, 2025.

Response: We have revised the disclosure on page 35 of the Amendment to incorporate by reference the amended annual report on Form 10-K/A filed April 30, 2025, the quarterly report on Form 10-Q filed May 15, 2025, and the current reports on Form 8-K filed May 30, 2025, June 11, 2025, and June 13, 2025.

Thank you for your assistance in reviewing our amended submission.

Very truly yours,

/s/ Corey Lambrecht
Corey Lambrecht
Chief Operating Officer and Director